Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

SOS Limited (“SOS”) is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security in the future. Since April 2021, we launched a commodities trading business via our subsidiaries SOS International Trading Co. and Weigou International Trading Co Ltd. We facilitate trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur and latex.

The Company provides substantially all of its services to large businesses and small and medium-sized enterprises (“SMEs”) in China via the former VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the former VIE and its subsidiaries. The Company’s indirectly-owned subsidiaries had the VIE Agreements with the former VIE and legal shareholders of the former VIE to allow the transfer of economic benefits from the former VIE to the Company and to direct the activities of the VIE.

Our Products and Services

As of June 30, 2025, SOS focuses on three service lines including Commodities Trading, Hosting service and Others. For the six months ended June 30, 2025, our total revenues were $89.6 million, including commodities trading revenues of $85.0 million, hosting services revenues of $3.9 million and other revenues of $0.7 million.

Revenue by Products and Services

	Six months ended June 30, 2025
Revenue by Products and Services	US$	Percentage
Commodities Trading	85,011	94.9%
Hosting Services	3,850	4.3%
Others	734	0.8%
Total revenue -net	$89,595	100%

	Six months ended 30-Jun-24
Revenue by Products and Services	US$	Percentage
Commodities Trading	55,466	91.7%
Hosting Services	4,719	7.8%
Others	329	0.5%
Total revenue -net	$60,514	100%

Commodities Trading

Since April 2021, we launched our commodities trading business via our subsidiaries including SOS International Trading Co. Ltd. and Weigou International Trading, and we facilitate the trading of commodities including but not limited to mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex. We identify suppliers and buyers and generate revenue from the price difference. Revenue is recognized after products have been delivered and title to the goods and risk has been transferred from a seller to a buyer.

Hosting Services

From January 2022, SOS took the initiative to build a supercomputing center in Wisconsin USA by providing individual & business users a comprehensive experience of cryptocurrency mining capacity and hosting service. Part of the facility was up and running since April 2022 and we recorded a revenue of $4.7 million and $3.9 million for the six months ended June 30, 2024 and 2025 respectively.

Others

Others refer to the legacy business of data mining of remaining contracts, which run into the current reporting period.

Components of Our Results of Operation

Revenue

Revenue is derived from providing services to our customers including commodity trading, hosting service and cryptocurrency mining. The legacy business of data-mining segment was disposed of in November 2022, but there are some remaining contracts which run into the current reporting period ended June 30, 2025. Key factors that affect our future revenue growth include our introduction to new lines of services, our penetration in new territories, international expansion and the pandemic’s impact. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed, or products have been delivered together with transfer of title from a seller to a buyer.

Operating Costs and Gross Profit/(Loss)

Our major operating costs are purchase costs of power supply, depreciation and amortization from hardware, software for cryptocurrency mining, costs of goods sold & warehouse rental for the commodities trading business.

We calculate our gross profit/(loss) as revenue less operating costs. Our gross profit/(loss) has been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customer, market price fluctuation and local government policy towards cryptocurrency.

General and Administrative Expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income Tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. SOS Information Technology Co., Ltd with significant insurance marketing service is a qualified high-tech enterprise and as such can enjoys a corporate income tax concession rate of 15%, all other domestic legal entities have 25% corporate tax rate. Depending on jurisdictions, offshore legal entities have various tax rate.

Interim Financial Results from Operations

Six months ended June 30, 2025 compared to June 30, 2024

Revenue

As of June 30, 2025, SOS focuses on three product and service lines including Commodities Trading, Hosting Services and Others. Commodities Trading contributes 94.9% of the total revenue, 4.3% from Hosting Services and 0.8% from Others.

	Six months ended June 30, 2025
Revenue by Products and Services	US$	Percentage
Commodities Trading	85,011	94.9%
Hosting Services	3,850	4.3%
Others	734	0.8%
Total revenue -net	$89,595	100%

	Six months ended 30-Jun-24
Revenue by Products and Services	US$	Percentage
Commodity Trading	55,466	91.7%
Hosting Services	4,719	7.8%
Others	329	0.5%
Total revenue -net	$60,514	100%

Net revenue was $89.6 million, up 48.1% from $60.5 million period-on-period. An increase in revenue is primarily due to higher sales of natural rubber, one of the key industrial materials, as the Chinese economy has continued to recover over the past six months. The ongoing recovery of the Chinese economy over the past six months has fueled increased demand for rubber products. There was no output of production from cryptocurrency mining business: to optimize the use of our limited infrastructure—specifically, physical space and electrical power—the company has decided to strategically reallocate resources toward our higher-growth segment. Effective immediately, the Company shut down temporary (at least during first half of the year) the internal Bitcoin mining operations (self-mining) to prioritize and expand our third-party mining hosting services, which have demonstrated strong and increasing demand.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise notes)

	Six months ended
	30-Jun-24	30-Jun-25
	US$	US$
Revenue	60,514	89,595
Operating costs	(58,083)	(90,904)
Gross profit/(loss)	2,431	(1,309)
Gross profit/(loss) ratio	4.0%	(1.5)%

Revenue and Service by Products

	Six months ended 30-Jun-24		Six months ended June 30, 2025
Revenue by Products and Services	US$	Percentage	US$	Percentage
Commodity Trading	55,466	91.7%	85,011	94.9%
Hosting Services	4,719	7.8%	3,850	4.3%
Others	329	0.5%	734	0.8%
Total	60,514	100%	89,595	100%

Operating Costs and Expenses

Operating costs were $90.9 million, up 56.5% period-on-period from $58.1 million in the six months ended June 30, 2024 which is consistent with our revenue increase. Operating costs comprised of depreciation of hardware, electricity power and depreciation from property equipment for cryptocurrency mining as well as costs of goods sold & warehouse rental for commodity trading.

Selling Expenses

Selling expenses mainly relate to our commodity business and include freight-out expenses, custom clearing agency fee, warehouse rental expense, promotional expense, sales commission and payroll expenses to sales team. Selling expenses increased to $2.3 million from $2.2 million for the six months ended June 30, 2024 mainly attributable to the higher transportation costs.

General and Administrative Expenses

General and administrative expenses were $9.4 million, 35.0% down period-on-period from $14.5 million at the end of 2024. The decrease was mainly due to the fact that the mining machines have been fully impaired and no depreciation expense is recorded for them in this period.

Operating Loss

GAAP net loss was $14.2 million, compared to a net loss of $10.9 million at the end of the six months ended June 30, 2024, representing an increase of 30.3%.We concluded the period with a gross margin of (1.5)%. This result is attributed to a sharp decline in the fair market price of our key products, rubber and petroleum coke. Specifically, we sold off a backlog of low-quality petroleum coke inventory at cost, and falling rubber spot prices caused a loss of over $1.6 million. In the face of slowing low market demand in petroleum code, our strategy has been to prioritize market share over immediate profitability for certain products. We are consciously offering competitive pricing with thin or negative margins to establish a foothold for future business expansion.

Income Tax

The Company paid $3,000 of corporate income tax for the current period as compared to NIL at the end of the six months ended June 30, 2024.

GAAP net loss attributable to ordinary shareholders was $14.2 million, as compared to a net loss of $10.9 million in the six months ended June 30, 2024.

GAAP Basic EPS was $(0.0139) per share, as compared to $(0.0299) per share in the six months ended June 30, 2024.

Cash Flow

Unaudited Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-24	30-Jun-25
	Unaudited	Unaudited
	US$	US$
Cash Flow from Operating Activities:
Net loss	(10,902)	(14,216)
Less: Net income from discontinued operation	1	-
Net loss from continuing operation	(10,903)	(14,216)
Adjustments:
Depreciation and amortization	8,765	4,871
Share-based compensation	807	1,893
Amortization of right of use assets	281	-
Accretion of finance leases	6	-
Disposition of NCI	-	6,240
Operating cash flows before movements in working capital	(1,044)	(1,212)
Changes in working capital:
Inventory	(155)	1,233
Accounts receivable	297	(780)
Other receivables	(115,566)	(250,915)
Amount due from related parties	29,739	(16)
Accrued liabilities	25,64	6,916
Accounts payable	(24,016)	813
Tax payable	400	(55)
Other payables	32,588	3,650
Amount due to related parties	(999)	-
Lease liabilities	(282)	-
Net cash used in operating activities from continuing operations	(53,396)	(240,366)
Net cash used in in generating from discontinued operating activities	1	-
Net cash used in operating activities	(53,395)	(240,366)
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	(288)	-
Proceeds from share issuance, net of issuance costs	24,836	6,817
Net cash generated from/(Used in) financing activities	24,548	6,817
Net decrease in cash and cash equivalents	(28,847)	(233,549)
Cash and cash equivalents at beginning of the period	279,177	237,484
Effect of exchange rates on cash and cash equivalents	(3,603)	228
Cash and cash equivalents at end of the period	246,727	4,163
Supplemental cash flow information
Cash paid for income tax	-	3

Cash Flow Used in Operating Activities

As of June 30, 2025, the Company held $4.2 million in cash and cash equivalents, a decrease of $242.5 million from the prior year. The majority of this decrease stems from a strategic $228.4 million prepayment to secure the accelerated development of our proprietary blockchain commodity trading platform.

This decisive resource allocation was a strategic move to lock in long-term value by securing essential partner resources at a favorable cost and ensuring their undivided commitment to the project's success. This upfront payment is expected to yield significant competitive advantages and cost savings over the long term. In response to the lower liquidity position, management is pursuing a dual approach to supplement operating cash flow: optimizing internal business development and securing external capital through a registered direct offering under an F-3 or F-1 registration statement.

Cash Flow Generated from Investing Activities

The Company experienced nil investing activities for this period.

Cash Flow Provided by Financing Activities

The Company raised fund of net proceeds of approximately $6.8 million via a registered direct offering using a registration statement on Form F-3 for the six months ended June 30, 2025.

 Subsequent Events

On July 2, 2025, the Company had granted equity compensation awards to Mr. Douglas L. Brown in connection with appointing Mr. Brown to serve as a director on the Company’s board of directors. The compensation awards include 58,656 Class A Ordinary Shares of the Company, par value $0.005 per share, issued to Mr. Brown.

On July 31, 2025, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 2,142,855 American Depositary Shares in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants to purchase up to an aggregate of 4,285,710 ADSs. The combined effective offering price for each ADS and the accompanying Warrants is $3.50. Each Warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $3.50 per share.

On August 28, 2025, the Company initially planned to terminate the amended and restated Deposit Agreement dated May 4, 2017, as amended, by and among the Company, Citibank, N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective September 3, 2025. However, due to additional time required for finalizing the related processes, the date of termination has been postponed to September 8, 2025.

On August 30, 2025, the Company entered into a confidential share purchase and settlement agreement by and between True North Financial LLC, TNA Capital Inc, TNA Capital LLC and Michael Jaliman to settle and resolve all claims in No. 2:23-cv-02581-NCM-LGD.

On September 8, 2025. The team completed direct listing. The Company was transitioning from its ADR listing to a direct listing on NYSE from June 18, 2025 onwards. This process was being managed by a dedicated professional team from Citibank’s U.S. branch, SOS’s major custodian agent.

About SOS Limited

SOS is an emerging blockchain-based and big data-driven marketing solution provider. SOS is also engaged in blockchain and cryptocurrency operations, which currently include cryptocurrency mining and may expand into cryptocurrency security and insurance in the future. Since April 2021, we launched commodity trading via our subsidiary SOS International Trading Co. Ltd and Weigou International Trading Co Ltd. Major trading commodity includes mineral resin, soy bean, wheat, sesame, liquid sulfur, petrol coke and latex etc. For more information, please visit: http://www.sosyun.com/.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. SOS cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “look” or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include statements relating to the Company’s:

●	ability to execute its business plan;

●	changes in the market for SOS’ products and services; and

●	expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, but are not limited to:

●	US government’s policies and regulatory oversight of crypto-currency mining operation and our other operations;

●	SOS’s cryptocurrency mining, commodity trading and marketing solutions businesses are still under development, with many uncertainties in integration of these various business segments;

●	Failure to manage the newly launched commodities trading business effectively;

●	Loss of key customers in the commodity trading business;

●	failure to access a large quantity of power at reasonable costs could significantly increase SOS operating expenses and adversely affect our demand for SOS’s mining activities;

●	shortages in, or rises in the prices of mining machines may adversely affect the Company’s business;

●	any significant or prolonged failure in the data warehouse facilities and data mining facilities that SOS operates or services it provides, including events beyond its control, would lead to significant costs and disruptions and would reduce the attractiveness of its facilities, harm its business reputation and have a material adverse effect on its results of operation;

●	security breaches or alleged security breaches of our data warehouses could disrupt SOS operations and have a material adverse effect on its business, financial condition and results of operation; and

●	other risks and uncertainties indicated in SOS’s SEC reports or documents filed or to be filed with the SEC by SOS.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.